EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended December 31, 2017, the Kellner Merger Fund made the following permanent tax adjustments on the statement of assets and liabilities:

Accumulated Net Investment
Loss
Accumulated
Net Realized
Gain

Paid-in Capital
Kellner Merger Fund
   $1,862,651
 $(1,899,736)
   $37,085

The reclassifications have no effect on net assets or net asset value per share.